Welsbach Technology Metals Acquisition Corp. 4422 N. Ravenswood Ave #1025 Chicago, Illinois 60640 +1 (251) 280-1980

May 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C., 20549

Attention:	Ms. Sarah Sidwell
Mr. Jay Ingram

Re:	Welsbach Technology Metals Acquisition Corp.
Response to Staff’s Comment on Preliminary Proxy Statement on Schedule 14A
Filed on May 17, 2024
File No. 001-41183

Ladies and Gentlemen:

Welsbach Technology Metals Acquisition Corp. (the “Company”) is writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 28, 2024 (the “Comment Letter”), relating to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). In response to the comment set forth in the Comment Letter (the “Comment”), the Company has revised the Proxy Statement and is filing Definitive Proxy Statement via EDGAR with this response letter.

Set forth below is the Company’s response to the Comment. The Staff’s comment is repeated below in bold and is followed by the Company’s response. Page references in the text of this response letter correspond to the page numbers of the Amended Proxy Statement. Capitalized terms used but not defined herein are used herein as defined in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed May 17, 2024

General

1.	Please revise to disclose that your proposal to extend your termination date beyond 36 months from the effectiveness of your initial public offering registration statement does not comply with Nasdaq listing rules. Describe the risks of your non-compliance, including that your securities may be subject to suspension and delisting from the Nasdaq Global Market, and the consequences of any such suspension or delisting.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 to 14 of the Definitive Proxy Statement.

If you have any questions regarding the Definitive Proxy Statement, please contact the undersigned by phone at +65 8121 0008 or via e-mail at daniel@welsbach.sg.

Very truly yours,

/s/ Daniel Mamadou
Daniel Mamadou
Chief Executive Officer

cc:	Chirstopher Clower, Chief Operating Officer, Welsbach Technology Metals Acquisition Corp.